SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TRINITY PLACE HOLDINGS INC.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

89656D101
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
667 MADISON AVENUE, 25TH FLOOR
NEW YORK, NEW YORK 10065
(212) 752-7345

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

December 8, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89656D101	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,920,577(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,920,577(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,920,577(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 2,920,577 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 2,920,577 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 25,240,878 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on December 8, 2015.

CUSIP NO. 89656D101	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,920,577(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,920,577(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,920,577(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 2,920,577 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 2,920,577 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 25,240,878 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on December 8, 2015.

CUSIP NO. 89656D101	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,920,577(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,920,577(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,920,577(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) The 2,920,577 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 2,920,577 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 25,240,878 shares of Common Stock outstanding as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on December 8, 2015.

CUSIP NO. 89656D101	Schedule 13D	Page 5 of 7

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) dated April 11, 2013 (the “Original Schedule 13D”).  The Original Schedule 13D and this Amendment No. 1 are together referred to herein as the “Schedule 13D”.

This Amendment No. 1 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation (“Trinity” or the “Company”), owned by the Reporting Persons.  Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated with the following:
“MFP acquired the shares of Common Stock owned as of the date hereof (i) upon the merger of Syms Corp. into Trinity, (ii) upon the exercise of rights it received from the Company in the rights offering that closed on September 14, 2012, (iii) upon the exercise of rights it received from the Company in the Rights Offering (as defined below), and (iv) pursuant to the Investment Agreement (as defined below).  The source of funds for the acquisition of the shares of Common Stock by MFP was working capital.”

“On September 11, 2015, Trinity entered into an Investment Agreement (the “Investment Agreement”) with MFP.  Pursuant to the Investment Agreement, the Company agreed to commence a $30.0 million rights offering of its Common Stock (the “Rights Offering”).  The subscription price for the rights was set at $6.00 per share (the “Subscription Price”). Subject to the terms and conditions of the Investment Agreement, MFP agreed to purchase from the Company the shares of Common Stock not subscribed for in the Rights Offering, up to a maximum of 3,333,333 shares less the number of shares purchased by MFP in the Rights Offering, at a price per share equal to the Subscription Price.  If the number of unsubscribed shares of Common Stock purchased by MFP pursuant to the Investment Agreement is less than 1,666,667 shares (the “Minimum Allocation”), the Company agreed to issue and sell to MFP a number of shares of Common Stock equal to the excess of the Minimum Allocation over the number of shares purchased by MFP pursuant to the Investment Agreement, at a price per share equal to the Subscription Price.  The Company also agreed to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with MFP upon the closing of the Rights Offering and the issuances contemplated by the Investment Agreement, the form of which is attached as an exhibit to the Investment Agreement.  Pursuant to the Registration Rights Agreement, the Company is required to file, within a specified time period, a shelf registration statement registering offers and sales of the shares acquired by MFP pursuant to the Investment Agreement and the shares owned by MFP as of the date of the execution of the Investment Agreement.”

“On December 8, 2015, upon the consummation of the Rights Offering and the transactions contemplated by the Investment Agreement, the Company issued an aggregate of 1,920,577 shares of Common Stock to MFP for an aggregate purchase price of $11,523,463, including 248,361 shares of Common Stock issued to MFP pursuant to the exercise of its basic subscription privilege in the Rights Offering for a purchase price of $1,490,166 and 1,672,216 shares of Common Stock issued to MFP pursuant to its standby purchase arrangement under the Investment Agreement for a purchase price of $10,033,296.”

“The foregoing references to and descriptions of the Investment Agreement, Registration Rights Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement which is attached as Exhibit 2 and is incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing sections (a) and (b) of Item 5 with the following:

“(a)  MFP directly owns 2,920,577 shares of Common Stock, representing approximately 11.6% of the outstanding shares of Common Stock.  The ownership percentage set forth above is based on 25,240,878 shares of Common Stock outstanding, upon the consummation of the Rights Offering and the transactions contemplated by the Investment Agreement, as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on December 8, 2015.

(b)    Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the 2,920,577 shares of Common Stock reported herein.”

CUSIP NO. 89656D101	Schedule 13D	Page 6 of 7

Item 7. Material To Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 2
Investment Agreement, by and among MFP Partners, L.P. and Trinity Place Holdings Inc. (including the form of Registration Rights Agreement), dated as of September 11, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on September 15, 2015 and incorporated herein by reference)

CUSIP NO. 89656D101	Schedule 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 11, 2015

MFP Partners, L.P., by its General Partner, MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 89656D101	Schedule 13D

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 17, 2013, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Investment Agreement, by and among MFP Partners, L.P. and Trinity Place Holdings Inc. (including the form of Registration Rights Agreement), dated as of September 11, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on September 15, 2015 and incorporated herein by reference)

* Filed previously